# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Flora Growth Corp., CIK 0001790169
CUSIP: 339764102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33132
Date of event which requires filing of this statement: 10/09/2025
Filed by CIK 0002089970
Persons authorized to receive notices and communications: Daniel Reis-Faria, 40 King Street W., Suite 2400, Toronto, Ontario Canada (A6), M5H 3Y2, (954) 842-4989; Richard Raymer, Dorsey & Whitney LLP, 66 Wellington St. W., Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, (416) 367-7370

## Reporting persons
- Reis-Faria Daniel (CIK 0002089970): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,954,743; shared voting power 0; sole dispositive power 5,954,743; shared dispositive power 0; aggregate amount beneficially owned 5,954,743 (89.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Flora Growth Corp.
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33132

## Item 2. Identity and Background
Name of person filing: Daniel Reis-Faria
Residence or business address:
40 King Street W., Suite 400
Toronto, Ontario M5H 3Y2 Canada
Present principal occupation or employment: Chief Executive Officer of Issuer
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a crimial proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: On September 20, 2025, the Reporting Person was appointed as a director and as Chief Executive Officer of the Issuer. On October 9, 2025, the Reporting Person purchased 5,954,743 Token Pre-Funded Warrants (the "Warrants") from the Issuer at a purchase price of $25.1899 per Warrant, having an approximate total value of $149,999,977. Subject to shareholder approval, the Warrants are exercisable for Common Shares, no par value, of the Issuer, at an exercise price of $0.0001 per Warrant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 89.3%
Number of shares as to which each person has sole or shared power to vote or dispose: 5,954,743
Transactions in the class effected during the past sixty days: Issuer private placement purchase of Token Pre-Funded Warrants on October 9, 2025. The percentage holdings in Item 5(a) are based on a total of 712,355 outstanding common shares of the Issuer on October 9, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Purchase Agreement dated as of October 9, 2025, by and between the Company and the Reporting Person and the other Token Pre-Funded Warrant investors identified therein
Employment Agreement dated September 20, 2025, by and between Flora Growth Corp. and Daniel Reis-Faria

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.x Form of Securities Purchase Agreement, dated as of October 9, 2025 by and between the Company and the Token Investors identified therein (incorporated by reference to Exhibit 10.x of 8-K filed with the SEC on September 23, 2025
10.6 Employment Agreement dated September 20, 2025, by and between Flora Growth Corp. and Daniel Reis-Faria (incorporated by reference to Exhibit 10.6 of 8-K filed with the SEC on September 23, 2025)

## Signatures
- Reis-Faria Daniel: Daniel Reis-Faria, Reis-Faria Daniel (10/10/2025)